





Investor Presentation
June 2011
OTCBB: ANFC







Forward Looking Statements

Statements made by representatives of Ante5, Inc. ("Ante5" or the "Company") during the course of this presentation that are not historical facts are "forward-looking statements" within the meaning of federal securities laws. These statements are based on certain assumptions and expectations made by the Company which reflect management's experience, estimates and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. No assurances can be given that such assumptions and expectations will occur as anticipated and actual results may differ materially from those implied or anticipated in the forward looking statements. Such statements are subject to a number of risks and uncertainties, many of which are beyond the control of the Company, and which include risks relating to the global financial crisis, our ability to obtain additional capital needed to implement our business plan, declines in prices and demand for gas, oil and natural gas liquids, our minimal operating history, loss of key personnel, lack of business diversification, reliance on strategic, third-party relationships, ability to obtain rights to explore and develop oil and gas reserves, financial performance and results, our indebtedness under our senior secured promissory notes, our ability to replace reserves and efficiently develop our current reserves, our ability to make acquisitions on economically acceptable terms, and other important factors. Ante5 undertakes no obligation to publicly update any forward- looking statements, whether as a result of new information or future events.



Company Snapshot

Formation

Ante5 was incorporated on April 9, 2010. The Company was spun off from its former parent company, Ante5, Inc. (formerly Ante4, Inc.) in June 2010 with Ante5 shares beginning trading on July 1, 2010. Ante5 closed on its first oil and gas mineral lease on November 12, 2010. Since then, it has accumulated a total of over 9,600 net acres targeting the Bakken & Three Forks trends in North Dakota's Williston Basin.

Market Capitalization   ~$50 million

Total Debt   No debt. $10 million un-drawn revolving facility is available

Company Management   Bradley Berman, CEO
James Moe, CFO
Joshua Wert, COO



The Bakken



Image Source: http://esask.uregina.ca/entry/williston_basin.html

- Subsurface rock formation located within the Williston Basin, covering parts of North Dakota, Montana and Saskatchewan.

- 2008 U.S. Geological Survey assessment estimated that there are 3.0 to 4.3 billion barrels of undiscovered, recoverable oil in the Bakken Formation.



North Dakota Oil Industry

Well Count



Almost 700 new wells were drilled in 2010. More are expected to be drilled in 2011 as rig count increases

Producing Well Count at Year End

Oil Produced



Oil Production in the Bakken is expected to exceed 250 million barrels in the next 4-7 years

Total Barrels of Oil Produced (Millions)



North Dakota Oil Industry

Permits



Permitting activity is a forecast of future new wells to be spud

Total Well Permits granted by NDIC

Spuds



With permitting and rig count at an all time high, we should see more than 2,000 new wells spud in 2011

Total Wells Spud by Operators

Rigs



Analysts expect rig count in the Bakken to exceed 200 sometime in 2012 or 2013.

Peak Rig Count



Favorable Developments in North Dakota

Technological Breakthrough & Ongoing Evolution

New technology application (horizontal drilling + multi-stage frac'ing) has created an on-shore resource play that is expected to increase U.S. domestic oil output by 25% within the decade. Operators continue to evolve completion techniques that are increasing the efficiency and productivity of North Dakota wells.

Pace of Bakken Development

Record rig activity and advancements in drilling technology is driving the pace of development in the Bakken. Government and industry officials believe North Dakota's record crude production will double within a decade. If the forecast is correct, North Dakota could in a few years leapfrog to the 2nd largest oil producing state, trailing only Texas.

11 Billion Barrels?

In 2008, the U-S Geological Survey estimated that there were 3.0 to 4.3 billion barrels of undiscovered, recoverable oil in the Bakken formation. Because new evidence suggests that actual recoverable barrels is much higher, the government agency will begin to update its assessment in Fall 2011. With the Three Forks / Sanish formation delineating rapidly, some government and industry officials are starting to see indications that the region may reasonably yield between 7 and 11 billions barrels of undiscovered, recoverable oil.



Non-Operator Business Model



| Acquire Acreage | Participate in Wells | Sell Oil |

Low Overhead

Non-Operating expenses are limited to direct drilling and certain operating costs, while most traditional E&P corporate overhead expenditures (e.g., seismic, legal and accounting, R&D, Geological and Geophysical, etc.) are minimized or eliminated entirely.

Diversified

Non-Operators leverage their operating partner's technical capabilities and scale while, by holding only a minority interest in many different wells, diversifying risk across geography and operators throughout the region.

Scalable

Non-Operators focuses almost exclusively on acreage acquisition. With no exploration or production staff, and no requirement to gain a majority interest in spacing units, the Non-Operator efficiently deploys capital by cherry picking parcels as it builds a diversified acreage portfolio. Management creates substantial market value by becoming experts at acreage acquisition without the need to add significant general & administration expenses.



Well Operations

Spacing Unit (1280 Net Acres)





Oil & Gas Well (Operators)
- Majority interest owners (i.e., operators) may permit a well on a standard spacing unit. Wells are usually permitted on a 2-section spacing unit. Each section is about ~640 acres. As such, a spacing unit is usually 1,280 acres.

Minority Interest (Non-Operators)
- Example: 2 Parcels, 64 net acres each. Totals 128 net acres, or 10% of the 1280 spacing unit.
- Minority interest owners have the right to elect to be pooled into a pro-rata share of costs and revenue in those spacing units in which they own mineral rights.

Well Drilling Process & Timing*

Day 0	Day 30	Day 60	Day 90	Day 120	Day 180
Well Permitted	Non-Operator Receives "AFE"	Non-Operator Elects to Participate in Well	Well Spud	Well Drilled	Well Producing

* Timeline can be shorter or longer depending primarily on factors affecting successful drilling and completion of a well that are both within and beyond the operator's control.



Ante5 Strategy

Non-Operator

💲 **Maximize Bakken / Three Forks Exposure as a Non-Operator**

- ~9,600 net acres (and growing) in the play. Acreage is primarily in Williams, Mountrail & Dunn Counties in North Dakota.
- Substantial permitting activity on Ante5 acreage
- 40 gross (0.90 net) wells (Permitted, Preparing to Drill, Drilling, Awaiting Completion, Completing & Producing)

Acreage Acquisition

📍 **Opportunistically Acquire Acreage**

- Continue to cultivate strategic alliance with two men local to North Dakota. One is a ~25-year landman, the other a ~25-year geologist. Together, they own more than 20% of Ante5 and they have represented & warranted title of all leases assigned to Ante5 by them.
- Develop additional acreage acquisition channels (e.g., direct to mineral owners, via contract landmen, etc.)

Financial Flexibility

📈 **Maintain Financial Flexibility and Strong Balance Sheet**

- Capital Raise of $11 million in December 2010
- ~$2.5 million in Cash on Hand
- No debt. $10 million un-drawn revolving facility is available
- Goal: National Exchange listed by Q4 2011 / Q1 2012



Strategic Acreage Position

Ante5 Acreage is located primarily in Williams, Mountrail & Dunn Counties.

Bakken & Three Forks Fairway
CANADA
Divide
Burke
Renville
Williams
Mountrail
Ward
Mckenzie
Mclean
Dunn
Mercer
Oliver
MONTANA
Billings
Golden Valley
Stark
Morton
NORTH DAKOTA
Slope
Hettinger
Grant

Zoom in on Ante5's Williams & Mountrail Acreage*





Williams
Mountrail

* This map does not include all of Ante5's leaseholds in Williams & Mountrail. A PDF version of our full leasehold map is available at www.ante5oil.com/Leaseholds



Diversified Operating Partners



























SLAWSON

BRIGHAM
Exploration Company

HESS

Continental
RESOURCES

NEWFIELD

WHITING

NPE
North Plains Energy, LLC

Hunt
OIL COMPANY

XTO
ENERGY

EOG Resources

Ursa
RESOURCES GROUP

OXY

PETRO - HUNT
L.L.C.



Ante5 Well Activity

20 Wells As per May 16, 2011 Press Release

Well	Operator	County	Status	WI%
Burke 24-08H	EOG	Mountrail	Producing	1.56
Revolver 31-35H	Slawson	Mountrail	Producing	1.56
Olson 15-36H	Hess	Williams	Producing	1.04
EN-Will Trust B-157-94-2635H-2	Hess	Mountrail	Producing	0.48
EN-Will Trust B-157-94-2635H-3	Hess	Mountrail	Producing	0.48
Hodenfield 15-23H	Hess	Williams	Producing	0.47
Scanlan 3-5H	North Plains	Williams	Producing	0.16
Christensen 159-102-8-5-1H	Newfield	Williams	Completing	29.99
A.Tufto 18-19 #1-H	Brigham	Williams	Completing	7.15
EN-Will Trust B-157-94-2635H-1	Hess	Mountrail	Completing	0.48
Tempe #1-29H	Continental	Divide	Completing	0.39
Weyrauch 15-11H	Hess	Williams	Awaiting Completion	8.28
Marshall 1-13H	Continental	Dunn	Awaiting Completion	1.17
Love 11-2 #1H	Ursa	Williams	Drilling	6.25
Clearwater 1-24-25H 1	Hunt	Mountrail	Drilling	1.04
Kannegeiter 160-90-17-P-1H	OXY	Burke	Drilling	1.04
En-Charles Wood-157-94-1720H-1	Hess	Mountrail	Drilling	0.65
Talkington 21-30TFH	Whiting	Stark	Drilling	0.40
White 157-100-17B-20-1H	Petro-Hunt	Williams	Prep. to Drill	1.56
Vanville 22-2635H	EOG	Burke	Prep. to Drill	1.04

20 Additional Permits As of June 21, 2011

Well	Operator	County	Status	Preliminary WI%
Pasternak Trust 157-100-18A-19-1H	Petro-Hunt	Williams	Permitted	7.82
Jorgenson 158-94-12C-1-H	Petro-Hunt	Mountrail	Permitted	1.56
Jackman 156-100-11-2-1H	Newfield	Williams	Permitted	1.49
Clearwater 26-23	Hunt	Mountrail	Permitted	1.25
En-Jorstad-157-94-0904H-1	Hess	Mountrail	Permitted	1.19
En-Jorstad-157-94-0904H-2	Hess	Mountrail	Permitted	1.19
En-Jorstad-157-94-0904H-3	Hess	Mountrail	Permitted	1.19
Miller 157-101-12C-1-1H	Petro-Hunt	Williams	Permitted	1.13
Vanville 21-2635H	EOG	Burke	Permitted	1.04
Vanville 23-2635H	EOG	Burke	Permitted	1.04
Vanville 24-2635H	EOG	Burke	Permitted	1.04
Opedahl 21x-11	XTO	Williams	Permitted	0.98
Probe 1-19-30H	Slawson	Mountrail	Permitted	0.77
Lindy 156-100-10-3-1H	Newfield	Williams	Permitted	0.67
Go-Soine A-156-97-3229H-1	Hess	Williams	Permitted	0.39
Pankowski 4-6H	North Plains	Williams	Permitted	0.34
Marcy 1-24H	Continental	Williams	Permitted	0.31
Setterlund 159-94-28B-33-1H	Petro-Hunt	Burke	Permitted	0.20
Opsal 158-99-26A-35-1H	Petro-Hunt	Williams	Permitted	0.14
Helstad 158-99-34D-27-1H	Petro-Hunt	Williams	Permitted	0.14

Total: 40 Gross Wells / 0.90 Net Well

As of June 21, 2011. Includes all wells Permitted, Preparing to Drill, Drilling, Awaiting Completion, Completing & Producing.



North Dakota Peak Rig Count

2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011e
13	15	11	14	17	25	39	53	92	75	163	190

All Time High!
178 as of May 2011

Yellow = Ante5 Estimate

Ante5
OIL&GAS



Well Economics

Key Assumptions ◆

Gross EUR per Well:	500,000 BOE
Average Well Cost:	$8.5 million
Net Revenue Interest:	80.0%
Price of Oil / Gas:	$90.00 / $5.00

Conclusions

Present Value* - Cash Flow:	$15.0 million
Return of Capital:	~24 Months
Net Present Value* - Asset:	**$6.5 million**

Well Cost
— $7.0 million
— $8.5 million
— $10.0 million

*10% Interest Rate







Acreage Economics

Value of a *Single* Acre under Multiple Well Assumptions

Key Assumptions

NPV of 1 Bakken Well:	$6.5 million
Average Acres / Well:	1,280
NPV of 1 Acre (1 Well):	$5,081



$5,081 $10,161 $15,242 $20,322 $25,403 $30,483

1.0   1.5   2.0   2.5   3.0   3.5   4.0   4.5   5.0   5.5   6.0

Average Number of Wells per Spacing Unit

$1,494
Ante5 Average Acquisition Cost / Acre



Ante5 Economics

Key Assumption

$5,081: Value of an Acre in a Drilling Unit with a Single Well ("1 Well Economics")

A5 Acreage Valuation (millions)

	Total Acreage	1 Well	2 Wells	3 Wells	4 Wells	5 Wells	6 Wells
Current Holdings	**9,640**	$49	$98	$147	$196	$245	$294
Forecast 1	**15,000**	$76	$152	$229	$305	$381	$457
Forecast 2	**20,000**	$102	$203	$305	$406	$508	$610
Forecast 3	**30,000**	$152	$305	$457	$610	$762	$915

Other Key Assumptions: NPV of 1 well = $6.5 million, inclusive of well initial drilling and continued operating costs. The model excludes overhead and land acquisition costs.



Investment Highlights

- Ante5 is a Non-Operator exclusive to the Bakken / Three Forks with an aggressive acreage acquisition strategy and a low-overhead business model.

- We believe Ante5 drilling inventory is currently undervalued compared to Bakken peers.

- Ante5 targeting a national exchange listing by Year End 2011 / Early 2012.

Ante5
OIL & GAS



Industry Definitions

Authorization for Expenditure (AFE)	An estimate of the costs of drilling and completing a new oil and gas well that an operator is required to send to all minority (i.e., Non-Operator) participants in a well. Upon receipt, the Non-Operator has 30 days to elect into the well.
Conventional Play	Exploring for oil or gas via vertical drilling methods .
Unconventional Play	Exploring for oil or gas via horizontal drilling / completion methods .
Spud / Spud Date	A well is spud when an operator begins drilling into the Earth.
Unitization	Process whereby owners of adjoining properties pool leases into a single operated unit.
Held by Production (HBP)	A lease remains in effect as long as oil or gas is produced in paying quantities.
Working Interest	Percentage ownership in an oil & gas lease granting the lessee the right to explore , drill & produce oil & gas from a tract of property.
Gross Well	Any well the company participates in is considered a "gross well " .
Net Well	Sum of fractional working interest held in all gross wells. For example, a 10% working interest in one gross plus a 5% working interest in another gross well equals 0.15 of a net well.
Frac'ing / Multi-stage Frac'ing	The practice of pumping special fluids down the well under high pressure to fracture the formation, causing it to crack open and create passages for the reservoir fluids to more easily flow into the wellbore.
Initial Production (IP)	The initial flow rate of a well.
Estimated Ultimate Recovery (EUR)	The estimate total amount of barrels to be produced from an oil well.
Bakken Formation	Shale found in the Williston Basin wherein significant amounts of oil is trapped.
Three Forks Formation	Shale 150 feet below Bakken found in the Williston Basin in which significant amounts of oil is trapped.
Permits	An operator is required to file for a permit to drill a well with the state oil and gas board prior to drilling.
Drilling Unit / Spacing Unit	A surface area, and the subsurface beneath the surface area, established for the purpose of drilling for or producing oil or gas.



For More Information

www.ante5oil.com

Ante5
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North Dakota
Williston Basin
Ante5 Oil & Gas
Ante5 Oil & Gas is an exploration and production company targeting the Bakken and Three Forks trend in western North Dakota and eastern Montana. Having entered the oil and gas business in November 2010, the Company currently controls or has under contract over 13,800 net Bakken and/or Three Forks acres. Ante5 Oil & Gas is aggressively increasing its acreage portfolio. The company is well capitalized and able to quickly close on opportunistic mineral leases throughout the Williston Basin. Read More...
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Ante5, Inc. Announced 2011 First Quarter Results and Provides Operations Update
May 16 2011
Ante5, Inc. Announces $10 Million Senior Secured Revolving Credit Facility
May 5 2011
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"The development of horizontal drilling in the oil industry has been compared to the invention of the transistor in the electronics industry."

Bradley Berman
Chief Executive Officer
bberman@ante5oil.com
952-426-1851